UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2022

Commission File Number: 001-15094

Mobile TeleSystems Public Joint Stock Company

(Translation of registrant’s name into English)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Press Release

MTS announces Consent Solicitation in respect of its outstanding U.S.$500,000,000 5 per cent. notes due 2023

November 21, 2022

NOT FOR DISTRIBUTION IN OR INTO OR TO ANY PERSON LOCATED OR RESIDENT IN ANY JURISDICTION WHERE IT IS UNLAWFUL TO DISTRIBUTE THIS DOCUMENT.

MOSCOW, Russia – Mobile TeleSystems Public Joint Stock Company (“MTS” or “the Company”) (MOEX: MTSS), a leading provider of digital and media services and Russia’s largest mobile operator, announces a consent solicitation for holders (the “Noteholders”) of its outstanding U.S.$500,000,000 5 per cent. notes due 2023 (the “Notes”) to consider and, if thought fit, pass extraordinary resolutions in order to approve, amongst other things (i) the amended payment mechanics to allow for direct payment option in Rubles, and (ii) proposed amendments to the Trust Deed and the terms and conditions governing the Notes, as more particularly described in the consent solicitation memorandum.

To validly participate in the Consent Solicitation and consent to the Proposals, a Noteholder should deliver, or arrange to have delivered on its behalf, a valid Voting Instruction voting in favour of, or against, the Proposals to Limited liability company "Legal Capital Investor Services" acting as Information and Tabulation Agent, by no later than 9 December 2022 (1.00 p.m. (London time)) (the "Voting Deadline"). Only Noteholders who hold the Notes as of the Record Date may submit a Voting Instruction.

The Meeting will be held via video conference (with dial-in details to be provided by or on behalf of Limited liability company "Legal Capital Investor Services" following its satisfaction of the identity of the Holders as to their status as Holders) on 13 December 2022.

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For further information, please contact in Moscow:

Investor Relations Department

Mobile TeleSystems Public Joint Stock Company

Tel: +7 495 223 2025

E-mail: ir@mts.ru

* * *

Mobile TeleSystems Public Joint Stock Company (“MTS” – MOEX: MTSS) is Russia’s largest mobile operator and a leading provider of network-native digital services. The company offers a full range of solutions for consumers and business customers across wireless and wireline connectivity; over-the-top, linear, and satellite television; digital-first banking and financial services; as well as unified communications, cloud computing and IoT. There are more than 88 million mobile subscribers using MTS services across the company’s operations in Russia, Armenia, and Belarus, including around 80 million subscribers in Russia alone. In addition, MTS has a nationwide network of more than 5,400 owned and franchised retail outlets in Russia, and provides nearly 10 million clients with broadband, TV, and/or fixed-line telephone connectivity, over 10 million users – with OTT and pay TV services. The number of ecosystem clients exceeds 12 million and MTS Bank client base is over 3 million. MTS is majority-owned by Sistema PJSFC, a publicly-traded Russian investment company. MTS’s shares are listed on the Moscow Exchange under the ticker MTSS. For more information, please visit the company’s Investor Relations website at ir.mts.ru.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbour provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including the ongoing geopolitical situation relating to the conflict in Ukraine, the expansion of sanctions imposed on the Russian Federation by the United States, European Union and United Kingdom, volatility in interest and exchange rates (including fluctuations of the value of the Russian ruble against the U.S. dollar and the Euro), commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

* * *

NOT FOR DISTRIBUTION IN OR INTO OR TO ANY PERSON LOCATED OR RESIDENT IN ANY JURISDICTION WHERE IT IS UNLAWFUL TO DISTRIBUTE THIS DOCUMENT.

THIS NOTICE IS IMPORTANT AND REQUIRES THE IMMEDIATE ATTENTION OF HOLDERS. IF HOLDERS ARE IN ANY DOUBT AS TO THE ACTION THEY SHOULD TAKE, THEY SHOULD IMMEDIATELY CONSULT THEIR OWN INDEPENDENT PROFESSIONAL ADVISERS.

THIS NOTICE CONTAINS IMPORTANT INFORMATION THAT IS OF INTEREST TO THE REGISTERED AND BENEFICIAL OWNERS OF THE NOTES. IF APPLICABLE, ALL DEPOSITORIES, CUSTODIANS AND OTHER INTERMEDIARIES RECEIVING THIS NOTICE ARE REQUIRED TO EXPEDITE TRANSMISSION HEREOF TO BENEFICIAL OWNERS OF THE NOTES IN A TIMELY MANNER. IF HOLDERS OR BENEFICIAL OWNERS OF THE NOTES ARE IN ANY DOUBT AS TO THE MATTERS REFERRED TO IN THIS NOTICE, THEY SHOULD CONSULT THEIR STOCKBROKER, LAWYER, ACCOUNTANT OR OTHER PROFESSIONAL ADVISER WITHOUT DELAY.

If you have recently sold or otherwise transferred your entire holding(s) of Notes referred to below, you should immediately forward this notice to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

21 November 2022

MTS PJSC (THE "COMPANY")

IMPORTANT NOTICE TO NOTEHOLDERS

U.S.$500,000,000 in aggregate principal amount of 5 per cent. Loan Participation Notes due 2023 issued by MTS International Funding Limited (the "Issuer") for the purpose of funding a corresponding U.S.$500,000,000 loan to the Company (the "Loan") of which U.S.$500,000,000 is currently outstanding

ISINs: XS0921331509; US55377WAB46 (the "Notes")

The Company is soliciting consents of the Noteholders to the proposals set out herein (the "Proposals") to be approved by an extraordinary resolution of the Noteholders (the "Extraordinary Resolution") adopted pursuant to paragraph 7 (Extraordinary Resolution) of Schedule 4 (Provisions for Meeting of Noteholders) of the trust deed dated 30 May 2013 between the Issuer and Deutsche Trustee Company Limited as trustee under the Notes (the "Trustee") ("Trust Deed") and Condition 10 (A) (Meeting of Noteholders).

Terms defined in the Trust Deed or the consent solicitation memorandum dated 21 November 2022 (the "Consent Solicitation Memorandum") shall have the same meaning herein unless the context requires otherwise.

1.	Background

In response to the extensive sanctions and other restrictive measures, including the full blocking sanctions, that have been recently introduced by, amongst others, the U.S., the EU and the UK against Russia and various Russian entities (such as National Settlement Depositary) and as part of the measures to stabilize and support the Russian financial and currency markets, the competent Russian authorities have introduced a permit-based system with regard to payments from the Russian Federation to payees in certain jurisdictions. Accordingly, absent the necessary approval from the competent Russian authorities, the Company may not be able to repay interest or principal to the Issuer under the Loan and, consequently, the Issuer would not be able to make an onward payment under the Notes in accordance with the original terms of the Notes. In addition, any payment of interest or principal under the Loan made by the Company or received from the Issuer or the Company by Deutsche Bank AG, London Branch as principal paying agent will likely be blocked, delayed or frozen for an uncertain period of time and, consequently, those funds will not be distributed among the holders of the Notes (the "Noteholders").

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The Company assures that:

(a)	notwithstanding the significant costs and expenses it bears in this regard and practical obstacles and difficulties for making payments abroad, it is currently exploring all legal means how to ensure the realisation of equal rights among all Noteholders (both residents and non-residents); and

(b)	it has sufficient financial resources and will duly perform its payment obligations in relation to the Notes subject to all applicable laws and receipt of all required approvals.

In light of the above, in order to ensure the Noteholders' rights are not prejudiced and with a view to facilitate payments in relation to the Notes and to ensure that there is a functioning trustee with respect to the Notes, the Company is seeking the Noteholders' consent to (i) certain modifications to the terms of (1) the loan agreement between the Issuer as lender and the Company as borrower dated 28 May 2013, (2) the Trust Deed, (3) the agency agreement between, inter alios, the Issuer and the Company dated 28 May 2013, (4) the terms and conditions of the Notes set out in Schedule 2 Part C (Terms and Conditions of the Notes) of the Trust Deed and (5) the terms of the Notes; and (ii) the replacement of Deutsche Trustee Company Limited as Trustee and the appointment of Limited liability company "Legal Capital Investor Services" as new trustee with respect to the Notes (the "New Trustee"), in each case as set out in more detail below.

2.	Proposals sought by way of the Extraordinary Resolution

This notice is a summary of some of the Proposals only and does not contain a full description of all Proposals included into the Consent Solicitation Memorandum and should be read in conjunction with the Consent Solicitation Memorandum which you can request as per the Section 3 below.

(a)	Amended Payment Mechanics

If the Extraordinary Resolution is duly passed, the Issuer and/or the Company shall make any payment of principal, interest or other amounts under the Notes or procure that such payment of principal, interest or other amounts is made in the following manner (including, through a combination of options set out below, provided that each such option can be used in relation to some or all of the Notes or some or all of the Noteholders, in each case as determined at the sole and absolute discretion of the Issuer and/or the Company):

Direct Payment Option

Under the direct payment option (the "Direct Payment Option"), a payment to any Noteholder which, as of the relevant record date for payment, holds its Notes:

(i)	through NSD or other Russian custodians being direct or indirect accountholders of the clearing systems (the "Other Russian Custodians") as of the relevant record date for payment (including those Noteholders which have arranged for their Notes to be transferred to an account with any Other Russian Custodian by the relevant record date for payment); or

(ii)	through a foreign nominee holder and has elected, by application to the Company (which application shall be irrevocable (unless otherwise agreed by the Company in writing) and shall include a statement from that Noteholder confirming whether it/he/she intends to provide the respective documents supporting reliance on the withholding tax exemption (if any)) delivered no later than:

(A)	to the extent such payment relates to the payment of interest which is due and payable by the Company to the Issuer in accordance with the terms of the Loan Agreement one Business Day (as defined in the Loan Agreement) prior to 30 November 2022 (the "November 2022 Interest Payment"), no later than fifteen (15) calendar days from the date when the Extraordinary Resolution is passed; and

(B)	otherwise, no later than fifteen (15) calendar days from the relevant record date for payment,

(the last day of each of the periods in paragraph (A) and (B) above being the "Documents Cut-Off Date"), for payments to be made to a Rouble account in the name of that Noteholder with a Russian credit institution or, subject to all applicable laws, foreign credit institution (a "Personal Rouble Account") or another Rouble account opened in the name or to the benefit of some or all of the Noteholders or beneficial owners of the Notes (the "Another Rouble Account"), would be made (x) with respect to paragraph (i) above, in Roubles at the Central Bank of Russia foreign exchange rate (as of the date when the Company pays the relevant amounts) through NSD or the relevant Other Russian Custodian, as applicable; or (y) with respect to paragraph (ii) above, in Roubles by the Company directly or by such financial intermediary or other paying agent as may be engaged by the Company in its sole discretion (in each case, at the Central Bank of Russia foreign exchange rate as of the date of the payment).

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Any payment in accordance with paragraph (ii) above shall be made to a Noteholder:

(A) to the extent such payment relates to the November 2022 Interest Payment, no later than 75 calendar days; and

(B) otherwise, no later than 60 calendar days,

(each of the periods specified in paragraphs (A) and (B) above being a "Payment Period"), in each case from the relevant record date for payment (provided that the relevant Noteholder delivers to the Company the Proof of Holding in an agreed form) as of the relevant record date for payment, the details of the relevant Personal Rouble Account (where the payment is to be made to such Personal Rouble Account), the identification documents and other documents as may be reasonably requested by the Company (the "Payment CPs") by the Documents Cut-Off Date, failing which the amounts payable to such Noteholder shall be payable in accordance with the original Conditions, subject to the terms of the Extraordinary Resolution.

In the circumstances referred to in paragraph (i) above, the relevant payment obligations under the Notes would be discharged when the funds are received by NSD or Other Russian Custodians, as appropriate. In the circumstances referred to in paragraph (ii) above, the relevant payment obligations under the Notes would be discharged when the funds are debited from the Company’s Russian bank account (where the payment is to be made to a Personal Rouble Account), and (where the payment is to be made to the Another Rouble Account), relevant payment obligations towards the Noteholders shall be discharged when the funds are credited to such Another Rouble Account.

For the avoidance of doubt, (A) the making of payments in accordance with paragraph (ii) above within the applicable Payment Period from the relevant record date for payment shall, at all times, be subject to the relevant account being opened; (B) the making of such payment within the applicable Payment Period from the relevant record date for payment, or the making of payment in accordance with the original Conditions in the event that the Company cannot make or arrange for payments in accordance with, as applicable, paragraph (ii) above within such Payment Period due to the reasons beyond the Company's or the Issuer's control, shall not constitute or be treated as a Relevant Event, Default or Event of Default; (C) only the Noteholders holding Notes as of the relevant record date for payment shall be entitled to receive payments in accordance with the Direct Payment Option; and (D) the Company shall have the sole and absolute discretion to waive any Payment CP or elect to open or procure the opening of a Personal Rouble Account or the Another Rouble Account in the name of, or to the benefit of, any Noteholder, subject to all applicable laws.

Payments in accordance with the original Conditions

Payments to the Noteholders who are not eligible for, or have failed to properly apply for (including to duly deliver the Payment CPs or other supporting documents), payments in accordance with the Direct Payment Option, would continue to be expressed to be made in accordance with the original Conditions, subject to the terms of the Extraordinary Resolution. Such payments shall be made or procured by the Company subject to and only after all relevant regulatory licences from the Competent Foreign Authorities and Competent Russian Authorities that may be required for such payments to be made in accordance with the original Conditions are obtained as set out below. In these circumstances, such payments are to be made within ten (10) Business Days from the date that the Company determines at its sole discretion and to its satisfaction that all relevant regulatory licences and approvals from the Competent Foreign Authorities and Competent Russian Authorities are procured and the Company's payment obligations under the Loan would be discharged when the funds are debited from the Company’s Russian bank account.

(b)	Extension of Grace Period

If the Extraordinary Resolution is duly passed:

(i)	the grace period for the November 2022 Interest Payment (and the grace period for the payment of the corresponding interest by the Issuer under the Notes), shall be increased from thirty (30) calendar days to sixty (60) calendar days; and

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(ii)	the grace period for payment of principal, interest (other than that referred to in paragraph (a) above) and other amounts under the Loan and the Notes, shall be increased from five (5) Business Days or thirty (30) calendar days, as applicable, to forty five (45) calendar days.

(c)	Simplified Cancellation of the Notes

If the Extraordinary Resolution is duly passed, to enable cancellation of the Notes purchased or otherwise held by the Issuer, its subsidiaries or affiliates not registered in the Russian Federation which Notes may be designated by the Issuer or such subsidiary or affiliate (as applicable) as Notes deemed cancelled (the "Designated Notes"), and that no interest shall accrue on, and no principal amount shall be payable in respect of, the Designated Notes, from (and including) the date when the Issuer, the relevant subsidiary or affiliate not registered in the Russian Federation sends notice to the Principal Paying Agent and the relevant Registrar that the Designated Notes have been submitted or surrendered for cancellation (regardless of whether or not such Designated Notes are in fact cancelled) (the "Designation Date"). Accordingly, any Designated Notes shall not be deemed to be outstanding for purposes of the Trust Deed and the Issuer will not be liable to pay any amounts on any Designated Notes from (and including) any Designation Date and the corresponding amount of the Loan and any interest payable thereon shall automatically be extinguished from the Designation Date and the Company shall have no liability in respect of such amount extinguished.

(d)	Removal of Trustee and Appointment of New Trustee

If the Extraordinary Resolution is duly passed:

(i)	the Company shall be vested with the power of appointing new trustees (and any such appointment by the Company shall be the valid appointment of a trustee with respect to the Notes notwithstanding any provision of the Trust Deed or any other agreement or document with respect to the Note to the contrary);

(ii)	the requirement of clause 26.1 of the Trust Deed that a trustee with respect to the Notes should be a trust corporation, shall be permanently waived, including, without limitation, to allow for the legal and valid appointment of the New Trustee as trustee with respect to the Notes; and

(iii)	with effect on and from the date of a deed dated on or after the date when the Extraordinary Resolution is passed pursuant to which the Company appoints the New Trustee as trustee with respect to the Notes, the New Trustee shall become the trustee with respect to the Notes and the Trustee shall be removed as trustee with respect to the Notes.

(e)	Powers of Company

If the Extraordinary Resolution is duly passed, then to the extent the Trust Deed and/or the Conditions provides for approval, consent or other action of the Issuer, such approval can be granted, such consent can be passed and such other action can be taken, as applicable, by the Issuer or the Company (rather than solely by the Issuer), and each such approval, consent and other action of the Company shall have the same legal consequences and shall be binding on all the Noteholders as if it were granted, passed or taken (as applicable) by the Issuer.

3.	Terms of the Consent Solicitation and Participation Requirements

In accordance with paragraph 7 (Extraordinary Resolution) of Schedule 4 (Provisions for Meeting of Noteholders) of the Trust Deed and Condition 10 (A) (Meeting of Noteholders), the Extraordinary Resolution shall be passed at a meeting duly convened and held in accordance with the Trust Deed by the affirmative vote of holders of Notes present in person or represented by proxy or representative owning in the aggregate not less than two-thirds in principal amount of the Notes owned by the Noteholders who are so present or represented at the Meeting. If any Meeting is adjourned through want of quorum, the quorum required at such adjourned Meeting shall be one or more persons present in person holding Notes and/or being proxies or representatives and holding or representing in the aggregate not less than one-half in principal amount of the Notes for the time being outstanding.

The Company reserves the right, in their sole and absolute discretion, to waive any defects, irregularities or delays in connection with deliveries of Voting Instructions.

To validly participate in the Consent Solicitation and consent to the Proposals, a Noteholder should deliver, or arrange to have delivered on its behalf, a valid Voting Instruction voting in favour of, or against, the Proposals to the Information and Tabulation Agent by no later than 9 December 2022 (1.00 p.m. (London time)) (the "Voting Deadline"). Only Noteholders who hold the Notes as of the Record Date may submit a Voting Instruction. The Voting Instructions submitted by the Noteholders shall remain in full force in case of the Meeting's adjournment and be taken into account at determining the voting results at an adjourned Meeting.

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Electronic copies of the Consent Solicitation Memorandum can be obtained via application to the Information and Tabulation Agent at mts@lcpis.ru. A person requesting a copy of the Consent Solicitation Memorandum shall make a representation to the Information and Tabulation Agent that it is a Noteholder or is acting in the interests of a Noteholder. Questions and requests on the procedural matters of the Consent Solicitation, including the delivery of a Voting Instruction, should be directed to the Information and Tabulation Agent via email at mts@lcpis.ru and questions and requests related to the nature of the Proposals should be directed to the Company via email at ir@mts.ru or kazna@mts.ru.

Unless stated otherwise, announcements in connection with the Consent Solicitation will be made by publication through, inter alia, the Company's website and www.e-disclosure.ru. Copies of all announcements, notices and press releases can be obtained from the Information and Tabulation Agent by email at mts@lcpis.ru.

The Company may, subject to applicable laws and the provisions of the Trust Deed, in its sole and absolute discretion, at any time:

(i)	extend the Voting Deadline or re-open the Consent Solicitation (in which case all references in the Consent Solicitation Memorandum to "Voting Deadline" shall be to the latest time and date to which the Voting Deadline has been so extended or the Consent Solicitation re-opened);

(ii)	otherwise extend, re-open and/or amend the Consent Solicitation in any respect (including, but not limited to, any increase, decrease, extension, re-opening and/or amendment, in relation to the Voting Deadline and/or the Meeting); or

(iii)	terminate the Consent Solicitation, including with respect to the Voting Instructions delivered before the time of such termination.

The Company will make an announcement in respect of any such extension, re-opening, amendment and/or termination as soon as reasonably practicable after the relevant decision is made.

4.	Disclaimers

The distribution of this notice and the Consent Solicitation Memorandum to which it relates in certain jurisdictions may be restricted by law. Persons into whose possession this notice and the Consent Solicitation Memorandum to which it relates come are required by the Issuer, the Company, the Trustee and the Information and Tabulation Agent to inform themselves about, and to observe, any such restrictions.

None of the Issuer, the Company, the Trustee, the New Trustee and the Information and Tabulation Agent or any director, officer, employee, agent or affiliate of any such person, is acting for any Noteholder, or will be responsible to any Noteholder for providing any protections which would be afforded to its clients or for providing advice in relation to the Proposals and/or the Consent Solicitation Memorandum, and accordingly none of the Issuer, the Company, the Trustee, the New Trustee and the Information and Tabulation Agent or their respective directors, officers, employees, affiliates, advisers or agents makes any recommendation as to whether Noteholders should deliver the Voting Instruction with respect to the Extraordinary Resolution, or refrain from taking any action, and none of them has authorised any person to make such recommendation. For the avoidance of doubt, the Trustee and the Issuer have not reviewed or approved, nor will they be reviewing or approving, any documents relating to the Proposals.

This notice is for informational purposes only. The Extraordinary Resolution is sought only in such jurisdictions as is permitted under applicable law.

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THIS NOTICE IS IMPORTANT AND REQUIRES THE IMMEDIATE ATTENTION OF HOLDERS. IF HOLDERS ARE IN ANY DOUBT AS TO THE ACTION THEY SHOULD TAKE, THEY SHOULD SEEK INDEPENDENT ADVICE, INCLUDING AS TO ANY LEGAL, FINANCIAL OR TAX CONSEQUENCES, IMMEDIATELY FROM THEIR OWN BROKER, BANK MANAGER, SOLICITOR, ACCOUNTANT OR OTHER INDEPENDENT FINANCIAL, TAX OR LEGAL ADVISER.

THIS NOTICE DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITY AND IS BEING SENT TO HOLDERS SOLELY IN THEIR CAPACITY AS SUCH IN CONNECTION WITH THE MEETING (AS DEFINED BELOW). THIS DOES NOT AFFECT THE RIGHT OF HOLDERS TO APPOINT A PROXY TO ATTEND AND VOTE AT THE MEETING IN ACCORDANCE WITH THE PROVISIONS OF THE TRUST DEED (AS DEFINED BELOW).

21 November 2022

MTS PJSC
(THE "COMPANY")

NOTICE OF MEETING
of the holders of the outstanding
U.S.$500,000,000 5 per cent. Loan Participation Notes due 2023 (the "Notes") issued by, but with limited recourse to, MTS International Funding Limited (the "Issuer") for the sole purpose of financing a loan to the Company (the "Loan") (Regulation S ISIN: XS0921331509, Regulation S Common Code: 092133150, Rule 144А ISIN: US55377WAB46, CUSIP Rule 144A: 55377WAB4, CUSIP Regulation S: G6356YAC9, Rule 144A Common Code: 078394960)

NOTICE IS HEREBY GIVEN that a meeting (the "Meeting") of the holders of Notes (the "Holders"), which is hereby being convened by the Company, will be held via video conference (with dial-in details to be provided by or on behalf of Limited liability company "Legal Capital Investor Services" (the "Information and Tabulation Agent") following its satisfaction of the identity of the Holders as to their status as Holders) on 13 December 2022 for the purpose of considering and, if thought fit, passing the Extraordinary Resolution (as defined in the Trust Deed) to approve the Proposals (as defined below).

The Meeting will commence at 1:00 p.m. (London time) on 13 December 2022. Capitalised terms used but not defined in this Notice have the meanings given to them in the Conditions set out in the trust deed dated 30 May 2013 between the Issuer and Deutsche Trustee Company Limited (the "Trustee") as trustee for the Holders of the Notes (the "Trust Deed").

Background

The Company has convened the Meeting for the purpose of enabling Holders to consider and resolve, if they think fit, to pass the Extraordinary Resolution relating to the Proposals (as defined below).

Holders are further given notice that the Company has invited Holders to approve the Proposals, including the modification and waiver of certain terms of the Loan Agreement, the Trust Deed, the Agency Agreement, the Conditions and the Notes (together, the "Proposals"), the details of which are set out in a consent solicitation memorandum prepared by the Company and dated the date hereof (the "Memorandum"), which can be obtained via email at mts@lcpis.ru.

General

NONE OF THE ISSUER, THE TRUSTEE, THE NEW TRUSTEE AND THE INFORMATION AND TABULATION AGENT HAS BEEN INVOLVED IN THE FORMULATION OF THE EXTRAORDINARY RESOLUTION AND NEITHER OF THEM EXPRESSES ANY OPINION ON THE MERITS OF THE EXTRAORDINARY RESOLUTION OR ON WHETHER HOLDERS WOULD BE ACTING IN THEIR BEST INTERESTS IN APPROVING THE EXTRAORDINARY RESOLUTION, AND NOTHING IN THIS NOTICE SHOULD BE CONSTRUED AS A RECOMMENDATION TO HOLDERS FROM EITHER THE ISSUER OR THE TRUSTEE TO VOTE IN FAVOUR OF, OR AGAINST, THE EXTRAORDINARY RESOLUTION. HOLDERS SHOULD TAKE INDEPENDENT FINANCIAL, TAX AND LEGAL ADVICE ON THE MERITS AND ON THE CONSEQUENCES OF VOTING IN FAVOUR OF, OR AGAINST, THE EXTRAORDINARY RESOLUTION, INCLUDING AS TO ANY LEGAL, FINANCIAL OR TAX CONSEQUENCES, IMMEDIATELY FROM THEIR OWN BROKER, BANK MANAGER, SOLICITOR, ACCOUNTANT, OR OTHER INDEPENDENT FINANCIAL, TAX OR LEGAL ADVISER. THE TRUSTEE AND THE ISSUER HAVE NOT REVIEWED, NOR WILL BE REVIEWING, ANY DOCUMENTS RELATING TO THE PROPOSALS.

Holders may obtain a copy of the Memorandum from the Information and Tabulation Agent, the contact details for whom are set out below. A person requesting a copy of the Memorandum shall make a representation to the Information and Tabulation Agent that it is a Noteholder or is acting in the interests of a Noteholder.

Copies of this Notice, the Memorandum and the Trust Deed can be obtained via email at mts@lcpis.ru.

The attention of Holders is particularly drawn to the procedures for voting, quorum and other requirements for the passing of the Extraordinary Resolution at the Meeting or any meeting held following any adjournment of the Meeting, which are set out at "—Voting and Quorum" below. Having regard to such requirements, Holders are strongly urged either to attend the Meeting or to take steps to be represented at the Meeting as soon as possible.

Voting and Quorum

The provisions governing the convening and holding of a meeting of the Holders are set out in the Trust Deed, a copy of which is available for inspection by the Holders as referred to above.

The quorum required for the Extraordinary Resolution to be considered at the Meeting shall be one or more persons holding Notes or being proxies or representatives and holding or representing not less than two-thirds of the principal amount of the Notes for the time being outstanding.

If within half an hour from the time appointed for any such Meeting a quorum is not present, the Meeting shall be adjourned for such period, not being less than 14 days nor more than 42 days, as may be appointed by the chairman either at or after the Meeting, provided, however, only business which could have been transacted at the original Meeting may be transacted at a Meeting adjourned. Notice of any adjourned Meeting shall be given in the same manner as notice of the original Meeting, save that ten days' notice, shall be sufficient and such notice shall specifically set out the quorum requirements which will apply when the Meeting resumes.

At any adjourned Meeting, the quorum shall be one or more persons present in person holding Notes and/or being proxies or representatives and holding or representing in the aggregate not less than one-half in principal amount of the Notes for the time being outstanding.

To be passed in relation to the Notes, the Extraordinary Resolution must be passed at the Meeting duly convened and held in accordance with the provisions of Schedule 4 (Provisions for Meetings of Noteholders) of the Trust Deed by the affirmative vote of holders of Notes present in person or represented by proxy or representative owning in the aggregate not less than two-thirds in principal amount of the Notes owned by the Noteholders who are so present or represented at the Meeting or such adjourned Meeting.

Holders should note these quorum requirements and should be aware that, if the Holders either present or appropriately represented at the Meeting are insufficient to form a quorum for the Extraordinary Resolution, the Extraordinary Resolution (and consequently, the Proposals) cannot be formally considered thereat.

Pursuant to the provisions of Schedule 4 (Provisions for Meetings of Noteholders) of the Trust Deed, each question submitted to the Meeting shall be decided in the first instance by a show of hands.

If a poll is demanded, it shall be taken in such manner and either at once or after such adjournment as the chairman directs. The result of the poll shall be deemed to be the resolution of the meeting at which it was demanded as at the date it was taken.

On a show of hands every person who is present in person and is a Noteholder or is a proxy or representative shall have one vote. On a poll every person who is so present shall have one vote in respect of each U.S.$1,000 so held or owned or in respect of which he is a proxy or representative. Without prejudice to the obligations of proxies, any persons entitled to more than one vote need not use all his votes or cast all the votes to which he is entitled in the same way.

If duly passed at a Meeting duly convened and held in accordance with the Trust Deed, the Extraordinary Resolution shall be binding on all the Noteholders, whether or not present at the meeting and each of them shall be bound to give effect to it accordingly. The passing of such resolution shall be conclusive evidence that the circumstances justify its being passed. The Issuer shall give notice of the passing of the Extraordinary Resolution to Noteholders within 14 days in accordance with Condition 14 (Notices) but failure to do so shall not invalidate the Extraordinary Resolution.

This notice and any non-contractual obligations arising out of, or in connection with, it shall be governed by, and shall be construed in accordance with, English law.

This Notice is given by the Company. Holders should contact the Information and Tabulation Agent for further information:

Limited liability company "Legal Capital Investor Services"

Address:	Krivokolenny lane, 10 bldg. 6, 101000, Moscow, Russia

Email:	mts@lcpis.ru

Phone:	+ 7 495 122 05 17

Website:	www.lcpis.ru

Addendum

Form of Extraordinary Resolution

Extraordinary Resolution

In accordance with paragraph 7 (Extraordinary Resolution) of Schedule 4 (Provisions for Meetings of Noteholders) of the Trust Deed and Condition 10 (A) (Meetings of Noteholders), the Extraordinary Resolution (as defined in the trust deed dated 30 May 2013 between MTS International Funding Limited (the "Issuer") and Deutsche Trustee Company Limited (the "Trustee") (the "Trust Deed") shall be passed at a meeting duly convened and held in accordance with the Trust Deed by the affirmative vote of holders of Notes present in person or represented by proxy or representative owning in the aggregate not less than two-thirds in principal amount of the Notes owned by the Noteholders who are so present or represented at the Meeting or such adjourned Meeting. MTS PJSC (the "Company") hereby requests that the holders of U.S.$500,000,000 5 per cent. Loan Participation Notes due 2023 (the "Notes") issued by, but with limited recourse to, the Issuer for the sole purpose of financing a corresponding loan to the Company (the "Noteholders") by Extraordinary Resolution resolve:

1.	to approve and consent to the Proposals as set out in "Summary of the Proposals" in the Consent Solicitation Memorandum dated 21 November 2022 (the "Memorandum") and agree that the Proposals (including, but not limited to, the Amended Payment Mechanics) shall become binding on the Noteholders, the Issuer, the Company, the Principal Paying Agent, each Registrar and the Trustee regardless of whether or not the Amendment Documents documenting the Proposals are executed, and waive any actual or potential breaches that might formally occur as a result of the Issuer, the Company, the Principal Paying Agent, either Registrar and/or the Trustee acting in accordance with the Proposals to the extent such Proposals are not formalised by way of executing any documents, deeds, agreements, notices, announcements and/or any other instruments as may be necessary, desirable or expedient, to enter into or deliver to document the Proposals (the "Amendment Documents");

2.	to acknowledge and agree that (i) the provisions of the Amended Payment Mechanics override any provisions of the Trust Deed, the Agency Agreement and any other agreement and document entered into between the Issuer, the Company, the Trustee and/or the Principal Paying Agent in relation to the Notes (the "Transaction Documents") regarding the appropriation and distribution of such amounts; (ii) the provisions of the Amended Payment Mechanics shall continue in full force and effect regardless of whether or not the Amendment Documents implementing the provisions of the Amended Payment Mechanics are executed; (iii) the provisions of the Amended Payment Mechanics, or any payments made in accordance therewith or actions taken in reliance thereon, shall in no event constitute and/or be treated as a Relevant Event, Default or Event of Default; and (vi) the making of any payments in accordance with the Amended Payment Mechanics is subject to all applicable laws and the procurement of the necessary approvals, authorisations, consent and licences from the Competent Russian Authorities and Competent Foreign Authorities as may be required on the relevant payment date;

3.	to agree, authorise and direct the Trustee, the New Trustee, the Principal Paying Agent, each Registrar, the nominee of and the common depositary for Euroclear and Clearstream, Luxembourg and the nominee of and custodian for DTC, as well as the Clearing Systems to take into account any information submitted to the Trustee, the New Trustee and the Principal Paying Agent (as the case may be) by the Issuer or the Company (or any person authorised by or on behalf of the Issuer or the Company) in relation to payments of interest or principal by Issuer or the Company under the Amended Payment Mechanics;

4.	without limitation to the generality of paragraph Error! Reference source not found. of this Extraordinary Resolution, to agree, authorise and direct the Trustee, the New Trustee, the Principal Paying Agent, each Registrar, the nominee of and the common depositary for Euroclear and Clearstream, Luxembourg and the nominee of and custodian for DTC, as well as the Clearing Systems to agree and comply with, an instruction from the Issuer and/or the Company to the Principal Paying Agent to distribute any funds received by the Principal Paying Agent among certain Noteholders only, in view of the distribution of funds made or to be made by the Issuer or the Company under the Amended Payment Mechanics, accompanied by a certificate signed by an authorised signatory of the Issuer or the Company (as the case may be) with a list of the Noteholders or their respective accounts with Euroclear or Clearstream, Luxembourg indicating to which Noteholders the payment was made by the Issuer or the Company under the Direct Payment Option and the respective amounts paid;

5.	to agree that a payment being made in accordance with the Direct Payment Option shall constitute a good discharge of the equivalent payment obligation of the Company under the Loan, which shall then be deemed automatically extinguished for all purposes;

6.	to approve and agree that the Company shall be vested with the power of appointing new trustee (and any such appointment by the Company shall be the valid appointment of a trustee with respect to the Notes notwithstanding any provision of a Transaction Document to the contrary), to waive the requirement of clause 26.1 of the Trust Deed that a trustee with respect to the Notes should be a trust corporation to allow the legal and valid appointment of Limited liability company "Legal Capital Investor Services" as new trustee under the Notes (the "New Trustee"), and to approve and agree to the removal of Deutsche Trustee Limited Company as trustee with respect to the Notes and the appointment of the New Trustee as trustee with respect to the Notes, in each case with effect on and from the date of a deed dated on or after the date when this Extraordinary Resolution is passed pursuant to which the Company appoints the New Trustee as trustee with respect to the Notes (the "Deed of Appointment");

7.	to authorise the Company, the New Trustee and the other respective persons to enter into the Amendment Documents and the Deed of Appointment in such form and substance as may be agreed between them, and to authorise, direct, ratify, sanction, request, instruct and empower the Trustee and the New Trustee to concur in and, without the need for any further consent or approval, to take steps as may be necessary or desirable in the Trustee’s or the New Trustee’s sole discretion to carry out and give effect to the Proposals approved by this Extraordinary Resolution (including, without limitation, the removal and appointment referred to in paragraph 6 of this Extraordinary Resolution) and to refrain from taking any steps which may conflict with, or be prejudicial to, the Proposals;

8.	to discharge, indemnity and exonerate the Company, the Issuer, the Trustee, the New Trustee, the Principal Paying Agent (as the case may be) from all liability for which it may have become or may become responsible under the Transaction Documents, or the Notes in respect of any act or omission in connection with this Extraordinary Resolution or its implementation;

9.	to acknowledge and agree that nothing contained herein shall impair the rights of the Trustee and the New Trustee to seek reimbursement of or indemnification against all losses, liabilities, damages, costs, charges and expenses incurred by the Trustee or the New Trustee and which are available to the Trustee or will, following its appointment, be available to the New Trustee, in each case under the terms of the Trust Deed;

10.	to assent, approve and acknowledge that the Trustee, the Principal Paying Agent, each Registrar and the New Trustee are hereby authorised and instructed not to obtain any legal opinions in connection with this Extraordinary Resolution, and that neither of them will be liable to any Noteholder for the failure to do so or for any consequences from following this instruction;

11.	to irrevocably waive any claim that the Noteholders may have against the Company, the Issuer, the Trustee, the New Trustee or the Principal Paying Agent (as the case may be) arising as a result of any loss or damage which it may suffer or incur as a result of the Company, the Issuer, the Trustee, the New Trustee, the Principal Paying Agent (as the case may be) acting upon this Extraordinary Resolution (including but not limited to circumstances where it is subsequently found that there is a defect in the passing of this resolution or that this resolution is not valid or binding on the Noteholders) and confirm that the Noteholders will not seek to hold the Company, the Issuer, the Trustee, the New Trustee, the Principal Paying Agent (as the case may be) liable for any such loss or damage;

12.	to the extent payments are duly made in accordance with the Direct Payment Option, to irrevocably and unconditionally waive and renounce any and all rights to receive or claim the respective amounts in accordance with the original Conditions and undertake to provide such written confirmations or other evidence to the same effect, including that the respective payment obligations under the Notes have been properly discharged in full, as may be requested by the Company, the Issuer, the Principal Paying Agent, either Registrar, the Clearing Systems, the nominee of and the common depositary for Euroclear and Clearstream, Luxembourg and the nominee of and custodian for DTC;

13.	to waive any actual or potential breaches of the Loan Agreement, the Trust Deed, the Subscription Agreement, the Agency Agreement, the Conditions, the terms of the Notes and any other Transaction Documents and any deficiencies that might formally occur as a result of this Extraordinary Resolution being adopted on the basis of the procedures set out in the Memorandum (including the requirement that every meeting of the Noteholders shall be held at such time and place as the Trustee may appoint or approve and the procedures for convening the meeting of the Noteholders, holding thereof and voting thereat) and ratify any and all such breaches and/or deficiencies and instruct the New Trustee to waive the same and treat this Extraordinary Resolution as a valid one despite any such breaches or deficiencies having occurred;

14.	to agree that this Extraordinary Resolution shall amend and restate the respective terms of the Loan Agreement, the Trust Deed, the Agency Agreement, the Conditions, the terms of the Notes and the other Transaction Documents and all Noteholders shall be bound to give effect thereto regardless of whether or not the Amendment Documents documenting the Proposals are executed; and

15.	to resolve that terms used but not defined in this Extraordinary Resolution shall have the meanings ascribed to them in the Memorandum.

A copy of the Trust Deed (including the Conditions) referred to herein will be available for inspection upon request from the Information and Tabulation Agent.

The Company hereby requests the Noteholders to acknowledge, confirm and agree that:

1.	each of the Noteholders shall promptly, and in any event within ten (10) Russian business days from the relevant request from a relevant Payor, furnish to such Payor all documents relating to the acquisition and ownership of the Notes which the respective Noteholder holds and such other documents and information, including in relation to the withholding tax and KYC, as may be reasonably requested by such Payor;

2.	the terms of this Extraordinary Resolution have not been formulated by the Trustee, the New Trustee, the Information and Tabulation Agent or the Issuer who expresses no view on them, and nothing in this Extraordinary Resolution or otherwise should be construed as a recommendation to the Noteholders from the Trustee, the New Trustee, the Information and Tabulation Agent or the Issuer to either approve or reject this Extraordinary Resolution;

3.	none of the Trustee, the New Trustee, the Information and Tabulation Agent and the Issuer is responsible for the accuracy, completeness, validity or correctness of the statements made and documents referred to in this Extraordinary Resolution or any omissions from this Extraordinary Resolution;

4.	the Noteholders have consulted their own independent legal and/or financial advisers and conducted such due diligence as they consider necessary or appropriate for the purposes of considering this Extraordinary Resolution;

5.	the Noteholders have formed their own view in relation to the actions arising out of this Extraordinary Resolution without any reliance on the Trustee, the Information and Tabulation Agent, the New Trustee, the Issuer, the Company or their advisers;

6.	the Trustee, the New Trustee, the Information and Tabulation Agent or the Issuer have not given (directly or indirectly through any other person) any assurance, guarantee, or representation whatsoever as to the expected or projected success, profitability, return, performance, result, effect, consequence or benefit (including legal, regulatory, tax, financial, accounting or otherwise) of this Extraordinary Resolution; and

7.	the Noteholders are sophisticated investors familiar with transactions similar to their investment in the Notes and persons submitting Voting Instructions are acting for their own account or on account of Noteholders eligible to submit such Voting Instructions, and have made their own independent decisions in respect of the passing of this Extraordinary Resolution and have delivered the resolution with full understanding of all the terms, conditions and risks associated with or that exist or may exist now or in the future in connection with this Extraordinary Resolution and they confirm that they are capable of assuming and are willing to assume (financially or otherwise) those risks.

Terms not otherwise defined in this Extraordinary Resolution shall have the meaning ascribed thereto in the Consent Solicitation Memorandum dated 21 November 2022.

This Extraordinary Resolution and any non-contractual obligations arising out of or in connection with it are governed by, and shall be construed in accordance with, English law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS PUBLIC JOINT STOCK COMPANY

By:	/s/ Vyacheslav Nikolaev
	Name:	Vyacheslav Nikolaev
	Title:	CEO

Date: November 21, 2022